Filed Pursuant to Rule 433 of the Securities Act

Registration No. 333-221411

January 7, 2020

Final Pricing Terms

Energy Transfer Operating, L.P.

$1,000,000,000 2.900% Senior Notes due 2025

$1,500,000,000 3.750% Senior Notes due 2030

$2,000,000,000 5.000% Senior Notes due 2050

Issuer:	Energy Transfer Operating, L.P.

Guarantor:	Sunoco Logistics Partners Operations L.P.

Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB- / BBB-

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	January 7, 2020

Settlement Date (T+10):	January 22, 2020. It is expected that delivery of the notes will be made to investors on or about January 22, 2020, which will be the tenth business day following the date hereof (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before the delivery of the notes hereunder may be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and such purchasers should consult their own advisors.

Net Proceeds (before offering expenses):	$4,461,915,000.00

Delivery:	DTC (deliverable through Euroclear and Clearstream)

	$1,000,000,000 2.900% Senior Notes due 2025	$1,500,000,000 3.750% Senior Notes due 2030	$2,000,000,000 5.000% Senior Notes due 2050

Principal Amount:	$1,000,000,000	$1,500,000,000	$2,000,000,000

Maturity Date:	May 15, 2025	May 15, 2030	May 15, 2050

Interest Payment Dates:	May 15 and November 15, beginning May 15, 2020	May 15 and November 15, beginning May 15, 2020	May 15 and November 15, beginning May 15, 2020

Benchmark Treasury:	1.750% due December 31, 2024	1.750% due November 15, 2029	2.250% due August 15, 2049

Benchmark Treasury Price / Yield:	100-20+ / 1.616%	99-12 / 1.819%	98-25+ / 2.306%

Spread to Benchmark:	+130 bps	+195 bps	+270 bps

Yield to Maturity:	2.916%	3.769%	5.006%

Coupon:	2.900%	3.750%	5.000%

Public Offering Price:	99.924% of the Principal Amount	99.843% of the Principal Amount	99.914% of the Principal Amount

Make-Whole Call:	T+20 bps	T+30 bps	T+40 bps

Call at Par:	On or after April 15, 2025	On or after February 15, 2030	On or after November 15, 2049

CUSIP / ISIN:	29278N AP8 / US29278NAP87	29278N AQ6 / US29278NAQ60	29278N AR4 / US29278NAR44

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

MUFG Securities Americas Inc.

Natixis Securities Americas LLC

TD Securities (USA) LLC

Barclays Capital Inc.

BBVA Securities Inc.

BMO Capital Markets Corp.

BofA Securities, Inc.

CIBC World Markets Corp.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Manager:	Fifth Third Securities, Inc.

Concurrent Preferred Unit Offering:	Concurrently with this offering, the Issuer has commenced a registered preferred equity offering of 500,000 of our 6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units, liquidation preference $1,000 per unit (the “Series F Preferred Units”) and 1,100,000 of our 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units, liquidation preference $1,000 per unit (the “Series G Preferred Units,” and such offering of the Series F Preferred Units and the Series G Preferred Units, the “Concurrent Preferred Unit Offering”) pursuant to a separate prospectus supplement. The Concurrent Preferred Unit Offering is expected to close simultaneously with this offering, but we cannot assure you that the Concurrent Preferred Unit Offering will close on these terms, on a timely basis or at all. This offering is not conditioned upon the closing of the Concurrent Preferred Unit Offering and the Concurrent Preferred Unit Offering is not conditioned upon the closing of this offering. The foregoing description and other information in the Notes Preliminary Prospectus Supplement (as defined below) and this pricing term sheet regarding the Concurrent Preferred Unit Offering is included solely for informational purposes. The Notes Preliminary Prospectus Supplement and this pricing term sheet shall not be deemed to be an offer to sell or a solicitation of an offer to buy the securities offered in the Concurrent Preferred Unit Offering.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Additional Information

The Issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for this offering (the “Notes Preliminary Prospectus Supplement”). Before you invest, you should read the Notes Preliminary Prospectus Supplement, the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, you may obtain a copy of the prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, MUFG Securities Americas Inc. toll free at 1-877-649-6848, Natixis Securities Americas LLC toll free at 1-212-698-3108 or TD Securities (USA) LLC toll free at 1-855-495-9846.

This pricing term sheet supplements the Notes Preliminary Prospectus Supplement filed by Energy Transfer Operating, L.P. on January 7, 2020 relating to the base prospectus dated November 8, 2017.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.